
BLISSDIVORCE
2022 Report

Dear investors,

We continue to believe that what we're doing at BlissDivorce is of great value by reducing the cost and stress imposed on families as they go through the process of divorce. We have received consistent feedback about how much better BlissDivorce is compared to the traditional process of divorce, especially by people who have previously used attorneys. We have had great success in cutting the time it takes to go through the divorce, as well as using our tools to amicably resolve disagreements. Now that our platform is fully built out we can focus our energy on optimizing our customer acquisition model.

We've got the financial numbers covered, so tell your investors in human words how this past year went for you. It's possible that it's been a while since they heard from you, so remind them why they believed in you in the first place!

We need your help!

Help us get the word out! Divorce is a highly personal and emotional experience. People want to work with someone they trust and the BlissDivorce brand is not yet broadly known. Personal referrals are an effective way to overcome this and create trust for the brand. If each of our investors referred one client it would be a significant boost to our business. We also will hopefully to conducted another round of fundraising over WeFunder this year. Your continued support of what we're doing would be appreciated!

Sincerely,

Sheila Tan
Chairman

Scott Seidewitz
Founder/CEO

Our Mission

In 5 years, we want redefine divorce. Instead of hiring opposing attorneys, which increases conflict and stress, divorcing couples can use our ODR tools to work out the best agreement for them--even in a contentious divorce. We believe this will establish a strong business to build from: just 5% share of the 25 largest U.S. states generates $160M in revenue. We believe there is a multi-billion $ opportunity in other markets (EU) and by applying our ODR technology to other legal verticals.

See our full profile

How did we do this year?

Report Card

B+

The Good

- Completed the full build out of our online divorce platform, making us the only one that can handle all aspects of divorce.
- Deployed the next generation of our Digital Dispute Mediation tools, using value attribution techniques to resolve disputes.
- Launched a new marketing/customer acquisition campaign.

The Bad

- We have not yet achieved our customer acquisition goals, but we are learning and making progress.
- We raised a significant amount of additional funds but did not hit our goal of $1M.

2022 At a Glance

January 1 to December 31

$38,000 [65%]	Revenue
-$505,739	Net Loss
$436,000 +103%	Short Term Debt
$767,327	Raised in 2022
$195,037	Cash on Hand As of 04/23/23

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Reach a divorce agreement without the cost, time and conflict of attorneys

We've been through divorces. We've seen friends and family go through divorces. It's a high conflict, expensive process where no one wins. We want to reduce the pain and time involved in divorce, preserve family wealth and help people move on with their lives.

Using patented relational online dispute resolution (ODR) technology, BlissDivorce guides couples through a convenient online process to reach a divorce agreement and move on without the time, cost and frustration of attorneys. By empowering couples, even those in a contentious divorce, to resolve disagreements with our ODR tools, we are the first online platform able to compete directly with the dominant market player: divorce lawyers.

We want redefine divorce in the U.S. Instead of hiring opposing attorneys, which increases conflict and stress, divorcing couples can use our ODR tools to work out the best agreement for them--even in a contentious divorce. We believe this will establish a strong business to build from: just 5% share of the 25 largest U.S. states generates $160M in revenue. We believe there is a multi-billion $ opportunity in other markets (EU) and by applying our ODR technology to other legal verticals.

Milestones

Resolution 8 Technologies, Inc. was incorporated in the State of Delaware in January 2019.

What makes our business promising:

- Successful Fundraising — Raised over $1.7 million

- Exceptional Team — Strong product/technical founders with C-level LegalTech experience

- Large Stable Market — 1M divorces, $27B per year

- Unmet Needs — High dissatisfaction with excessive cost, lengthy time, and high conflict of attorneys

- Disruptive Tech — AI-based dispute resolution resolves disagreements even in contentious divorces

- Major Benefits - Get divorced 10 months faster and for $20K less vs. attorneys

- High Growth Potential - Market share of just 5% in top 25 US states = $180M annual revenue (not guaranteed)

The Company is subject to risks and uncertainties common to early-stage companies. Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future.

Historical Results of Operations

- *Revenues & Gross Margin*. For the period ended December 31, 2022, the Company had revenues of $38,000 compared to the year ended December 31, 2021, when the Company had revenues of $109,206. Our gross margin was 49.34% in fiscal year 2022, compared to 46.89% in 2021.

- *Assets*. As of December 31, 2022, the Company had total assets of $112,648, including $99,314 in cash. As of December 31, 2021, the Company had $17,874 in total assets, including $8,580 in cash.

- *Net Loss*. The Company has had net losses of $505,739 and net losses of $533,070 for the fiscal years ended December 31, 2022 and December 31, 2021, respectively.

- *Liabilities*. The Company's liabilities totaled $1,866,242 for the fiscal year ended December 31, 2022 and $1,268,280 for the fiscal year ended December 31, 2021.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $436,000 in debt and $1,430,242 in SAFEs.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 6 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Resolution 8 Technologies, Inc. cash in hand is $195,037, as of April 2023. Over the last three months, revenues have averaged $2,750/month, cost of goods sold has averaged $1,275/month, and operational expenses have averaged $34,910/month, for an average burn rate of $33,635 per month.

1) Brought in another $259K in net funds from fundraising activities.

2) Completed the build out of our platform, making BlissDivorce the only site where a couple can complete all aspects of divorce online. This includes child custody and child/spousal support.

3) Cut our burn rate dramatically and released our on-payroll engineering team. In the near-term engineering will be handled on a contract basis, overseen by our CTO Dan Hirsch.

4) Deployed free access to our platform. Now anyone can get started with BlissDivorce for free and only pay when they are ready for paperwork or mediation. Preliminary results are encouraging that this significantly improve customer acquisition.

By July we will have cut burn rate to approximately $3,500 per month, exclusive of customer acquisition costs. With this burn rate and even modest case volume (as little as one per month) we will have runway of 14-24+ months. We are currently experimenting with different customer acquisition strategies, so it is difficult to predict revenue. However, we expect in the range of $15K to $45K in the next six months.

We are not currently profitable. However, with our reduced burn rate we can achieve breakeven cashflow with as few as five paid cases per month.

All projections in the above narrative are forward-looking and not guaranteed.

Net Margin: -1,331% | Gross Margin: 49% | Return on Assets: -449% | Earnings per Share: -$65,217.38 | Revenue per Employee: $7,600 | Cash to Assets: 88% | Revenue to Receivables: ~ | Debt Ratio: 1,657%

2022_Financial_Statements_-_BlissDivorce.pdf

Resolution_8_Technologies_Financial_Statements_and_CPA_Review_for_2020_and_2021.pdf

We ❤ Our 660 Investors

Thank You For Believing In Us

[illegible]

Thank You!

From the BlissDivorce Team


Scott Seidewitz


Dan Hirsch


Sheila Tan


Randall Kessler

Founder/CEO	Founder/CTO & Head of Product Development	Founder/Board Chair	Founder/Spokesperson

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Sheila Tan	Co-founder and Board Chair @ Resolution 8 Technologies, Inc.	2019
Scott Seidewitz	CEO @ Resolution 8 Technologies, Inc.	2019

Officers

OFFICER	TITLE	JOINED
Scott Seidewitz	CEO Treasurer Secretary	2019

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Sheila Tan	3,900,000 Common shares	46.3%
Scott Seidewitz	2,590,000 Common shares	30.8%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
02/2019	$50,000		Other
02/2019	$50,000		Other
03/2019	$125,000	Safe	Section 4(a)(2)
01/2020	$290,425	Safe	Regulation Crowdfunding
06/2020	$390,000	Safe	Section 4(a)(2)
03/2021	$40,000		506(c)
03/2021	$472,649		4(a)(6)
10/2021	$60,000		Other
01/2022	$75,000		Other
02/2022	$86,000		Other
04/2022	$40,000		Other
04/2022	$6,000		Other
04/2022	$4,000		Other
04/2022	$17,500		Other
05/2022	$17,500		Other
05/2022	$12,500		Other
06/2022	$17,500		Other
06/2022	$100,000	Safe	Section 4(a)(2)
09/2022	$200,000	Safe	Section 4(a)(2)
12/2022	$191,327		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUTSTANDING	INTEREST	MATURITY	CURRENT?
Sheila Tan	02/26/2019	$50,000	$53,512	2.0%	02/26/2021	
Scott Seidewitz	02/26/2019	$50,000	$53,512	2.0%	02/26/2021	
Scott Seidewitz	10/21/2021	$60,000	$62,551	5.0%	10/21/2023	Yes
Scott Seidewitz	01/03/2022	$75,000	$77,466	5.0%	01/03/2024	Yes
Scott Seidewitz	02/25/2022	$86,000	$88,203	5.0%	02/25/2024	Yes
Scott Seidewitz	04/05/2022	$40,000	$40,811	5.0%	04/05/2024	Yes
Sheila Tan	04/13/2022	$6,000	$6,115	5.0%	04/13/2024	Yes
Scott Seidewitz	04/13/2022	$4,000	$4,077	5.0%	04/13/2024	Yes
Scott Seidewitz	04/28/2022	$17,500	$17,800	5.0%	04/28/2024	Yes
Sheila Tan	05/03/2022	$17,500	$17,788	5.0%	05/03/2024	Yes
Scott Seidewitz	05/26/2022	$12,500	$12,666	5.0%	05/26/2024	Yes
Sheila Tan	06/01/2022	$17,500	$17,718	5.0%	06/01/2024	Yes

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Stock	10,000,000	8,419,375	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	360,417
Options:	816,875

Risks

One of our founders, Sheila Tan, is no longer full-time with the company. This limits available management resources and could impede fundraising efforts.

Fundraising - Successfully raised >$1.7M through friends, family, angels and crowdsourcing. May need to raise additional funds to finance our growth into other states beyond California.

Online Dispute Resolution (ODR) tools are a key technology for delivering our value proposition. We have developed 11 tools and filed patents (waiting to be published). However, these tools have not yet been fully tested in the market. There is the risk that they will not be successful in resolving all disputes in a divorce. This risk is mitigated by the planned use of human virtual mediators to work out disagreements that remain after use of the ODR tools.

Because we are not a law firm, BlissDivorce cannot practice law. We have been meticulous in the designing BlissDivorce to be a DIY product that offers information but not legal advice. Scott Seidewitz and Sheila Tan are experienced in this issue from their work with LegalZoom, and legal counsel has been engaged throughout the development process. However, we could face legal or regulatory challenges if we are perceived to be practicing law.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Strong product-market fit but market traction has not yet been proven. We are still working on our customer acquisition model.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the

Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor;

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

- unrelated third party valuations;

- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;

- our results of operations, financial position and capital resources;

- current business conditions and projections;

- the marketability or lack thereof of the securities;

- the hiring of key personnel and the experience of our management;

- the introduction of new products;

- the risk inherent in the development and expansion of our products;

- our stage of development and material risks related to our business;

- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;

- industry trends and competitive environment;

- trends in consumer spending, including consumer confidence;

- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Resolution 8 Technologies, Inc.

- Delaware Corporation
- Organized January 2019
- 5 employees

8336 Paseo Vista Dr
Las Vegas NV 89128

https://www.blissdivorce.com

Business Description

Refer to the BlissDivorce profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

BlissDivorce is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.